SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                     No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                    No      X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                    No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press announcement, dated December 10, 2004, regarding the issuance and repurchase of shares pursuant to the Registrant’s share option plans.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing
International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	Chairman of the Board, President and Chief Executive Officer

Date: December 13, 2004

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press announcement, dated December 10, 2004, regarding the issuance and repurchase of shares pursuant to the Registrant’s share option plans.

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

ISSUANCE AND REPURCHASE OF SHARES UNDER

SHARE OPTION PLANS OF THE COMPANY

•	Semiconductor Manufacturing International Corporation (the “Company”) has from time to time received enquiries from investors and other interested parties as to fluctuations in the Company’s then outstanding share capital, which result from the issuances and repurchases of shares pursuant to certain share option plans operated by the Company.

•	The Company would like to assist investors and other interested parties in understanding share fluctuations in the Company’s share capital and is therefore making this announcement to outline relevant aspects of the operation of share option plans which result in such fluctuations.

•	In order to further assist investors in understanding the effect on the Company’s share capital of the share option plans and to give an illustration of the frequency and level of materiality of such share fluctuations, the Company also sets out below share issuances and repurchases made by the Company pursuant to such share option plans.

INTRODUCTION

The Company has from time to time received enquiries from investors and other interested parties as to fluctuations in the Company’s share capital, which result from the issuances and repurchases of shares pursuant to certain share option schemes operated by the Company, namely the 2001 Stock Plan, 2001 Regulation S Stock Plan, 2001 Preference Shares Stock Plan, 2001 Regulation S Preference Shares Stock Plan and the 2004 Stock Option Plan (which have been approved by the Company’s shareholders in general meeting and principal provisions of which were summarised in the Company’s prospectus dated 8 March 2004)) (together, the “SOP”).

The Company would like to assist investors and other interested parties in understanding such SOP-related share fluctuations and is therefore making this announcement to outline relevant aspects of the operation of the SOP which result in such fluctuations in the Company’s share capital.

In order to further assist investors in understanding the effect on the Company’s share capital of the SOP and to give an illustration of the frequency and level of materiality of such SOP-related share fluctuations, the Company also sets out below share issuances and repurchases made by the Company pursuant to the SOP since 12 March 2004.

SHARE ISSUANCES AND REPURCHASE PURSUANT TO THE SOP

As described in the Company’s prospectus dated 8 March 2004, pursuant to the SOP, certain eligible participants are granted options to acquire shares in the Company. These options vest as to a certain number of shares over certain intervals of time. Options which have vested may be exercised and upon the exercise of such vested options pursuant to the terms of the relevant SOP, the Company will issue to the relevant optionee the number of shares as to which the option is vested and exercised.

In some cases where the terms of the options granted so allow, optionees are entitled under the rules of the relevant SOP to exercise such options granted to them and be issued shares pursuant to such exercise even though the options have not yet vested (this is referred to as “early exercise”). In accordance with the terms of the relevant SOP, upon the termination of service of such optionees with the Company, any shares which have been issued to such optionees pursuant to an early exercise may not be retained by them and may be “returned” to the Company by way of transfer by the relevant departing optionee to the Company, immediately after which they will be cancelled (“Repurchase of Unvested Shares”).

The Company’s share capital will fluctuate depending upon the exercise of options or the Repurchase of Unvested Shares in accordance with the SOP. If any optionee exercises the vested portion of an option, the Company’s share capital will increase by the number of vested shares underlying such option. Upon a Repurchase of Unvested Shares, the Company’s share capital will be reduced by the number of shares repurchased by the Company.

As at 19 November 2004, the Company has granted an aggregate of 902,503,390 outstanding options pursuant to the SOP to approximately 7,570 optionees. Options are exercised by such optionees at different points in time at the discretion of each individual optionee (subject, of course, to the terms of the relevant share option scheme). Therefore, share issues may be made by the Company pursuant to the exercise of options frequently from time to time. Further, termination of service of optionees with the Company occur from time to time, and many such instances may involve Repurchase of Unvested Shares.

ILLUSTRATION OF THE ISSUANCE AND REPURCHASE OF SHARES PREVIOUSLY MADE BY THE COMPANY PURSUANT TO THE SOP

The following table sets out the share issuances made by the Company pursuant to the exercise of options granted under the SOP for the periods stated:

Period	Number of shares issued pursuant to exercise of options	As % of total issued share capital as of 19 November 2004*
3/18/04-5/18/04	0	0%
5/19/04-7/18/04	0	0%
7/19/04-9/19/04	3,019,570	0.0166%
9/20/04-11/19/2004	6,936,379	0.0380%
Total number of shares issued between 18 March 2004 and 19 November 2004	9,955,949	0.0546%

*	being 18,233,166,799 ordinary shares in issue as of 19 November, 2004

The following table sets out the Repurchases of Unvested Shares made by the Company pursuant to the SOP. These Repurchases of Unvested Shares are made by private arrangement and not on or through The Stock Exchange of Hong Kong Limited (the “Exchange”) or any other stock exchange. The purchase price paid by the Company for each Repurchase of Unvested Share is the lower of the exercise price, calculated pursuant to the terms of the relevant SOP, at which optionees early exercised their options and the fair market value of the shares on the date of repurchase. Accordingly, as the Company may have on a particular repurchase date repurchased unvested shares from several departing optionees who had early exercised their options at different exercise prices, there may be a range of prices at which the Company repurchased unvested shares on a particular repurchase date. Further, the purchase price(s) on a particular repurchase date may therefore differ from the market price of the Company’s shares on that date.

Repurchase date	Number of shares purchased	Price per share or highest price paid per share	Lowest price paid per share	Purchase price	As % of total issued share capital as of 19 November 2004*
		HK$	HK$	HK$
12/03/2004	210,000	0.8657		181,797	0.00115%
01/04/2004	225,000	0.8657		194,782.50	0.00123%
05/04/2004	50,000	0.8657		43,285	0.00027%
16/04/2004	350,000	0.8657		302,995	0.00192%
21/04/2004	234,750	0.8657		203,223.07	0.00129%
01/05/2004	270,000	0.8657		233,739	0.00148%
22/05/2004	620,000	0.0390		24,180	0.00340%
01/06/2004	315,000	0.8657		272,695.50	0.00173%
10/06/2004	234,750	0.8657		203,223.08	0.00129%
30/06/2004	472,500	0.8657		409,043.25	0.00259%
07/07/2004	337,500	0.8657		292,173.75	0.00185%
10/07/2004	225,000	0.8657		194,782.50	0.00123%
13/07/2004	140,000	0.8657		121,198	0.00077%
23/07/2004	140,000	0.8657		121,198	0.00077%
02/08/2004	845,000	0.8657	0.0857	458,516.50	0.00463%
06/08/2004	223,000	0.8657	0.039	14,446.10	0.00122%
13/08/2004	450,000	0.8657		389,565	0.00247%
16/08/2004	315,000	0.8657		272,695.50	0.00173%
20/08/2004	640,000	0.8657		554,048	0.00351%
23/08/2004	50,000	0.0857		4,285	0.00027%
31/08/2004	270,000	0.8657		233,739	0.00148%
07/10/2004	100,000	0.8657		86,570	0.00055%
20/10/2004	315,000	0.8657		272,695.50	0.00173%
22/10/2004	400,000	0.8657		346,280	0.00219%
31/10/2004	725,000	0.8657		627,632.50	0.00398%
18/11/2004	365,000	0.8657		315,980.50	0.00200%
Total number of shares repurchased between 12 March and 19 November 2004	8,522,500			6,374,769.25	0.04674%

*	being 18,233,166,799 ordinary shares in issue as of 19 November, 2004

The above share issuances and repurchases have been reported to the Exchange pursuant to the Company’s Monthly Returns of Movement of Listed Equity Securities submitted to the Exchange rather than strictly pursuant to Rule 13.31 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Exchange is currently looking into the matter.

In summary, the net number of shares issued (that is, total number of shares issued less Repurchases of Unvested Shares) pursuant to the SOP between 12 March and 19 November 2004 was 1,433,449 shares, representing approximately 0.007862% of the total issued share capital as of 19 November 2004.

WHERE TO FIND MORE INFORMATION RELATING TO THE COMPANY’S SHARE CAPITAL

Our share register maintained by Computershare Hong Kong Investor Services Limited (“Computershare”) contains updated information relating to our share capital which reflects (inter alia) share issuances and Repurchases of Unvested Shares made pursuant to the SOP from time to time. If you would like to obtain information relating to the Company’s share capital, you may contact Computershare during normal business hours as follows:

Computershare Hong Kong Investor Services Limited

46th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

Enquiry Hotline: 2862 8555

As at the date of this announcement, the directors of the Company are Richard R. Chang as Chairman and executive director of the Company; Lai Xing Cai and Fang Yao (alternate director to Lai Xing Cai) as non-executive directors of the Company; Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Yang Yuan Wang as independent non-executive directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation Richard R. Chang
Chairman

Shanghai, PRC

10 December 2004